Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

6pm in Paris, Inc.
241 Centre Street
New York, NY 10013
https://6pminparis.com/

Up to $1,234,998.62 in Common Stock at $1.18
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: 6pm in Paris, Inc.
Address: 241 Centre Street, New York, NY 10013
State of Incorporation: DE
Date Incorporated: January 18, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 12,712 shares of Common Stock
Offering Maximum: $1,234,998.62 | 1,046,609 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.18
Minimum Investment Amount (per investor): $298.53

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 1 year subscription to 6pm in Paris, 1 one-hour private French lesson with a member of the team online or in-person, and 7% bonus shares

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive a 2 x 1-year subscription to 6pm in Paris, 2 x 1-hour private French lessons with a member of the team online or in-person, and 15% bonus shares.

Early Bird 3

Invest $10,000 within the first 2 weeks and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, and 20% bonus shares; OR Lifetime subscription to 6pm in Paris, Professional photoshoot in our studio (5 edited photos) and 20% bonus shares.

Early Bird 4

Invest 25,000 within the first 2 weeks and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), and 25% bonus shares; OR Lifetime subscription to 6pm in Paris, Advertisement space on our platform/in our newsletter, and 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), a Professional video (3 min max), and 30% bonus shares.

Amount Based

<u>Tier 1</u>

Invest $500+ and receive 50% off 1 year subscription to 6pm in Paris.

<u>Tier 2</u>

Invest $1,000+ and receive 1 1-year subscription to 6pm in Paris, 1 1-hour private French lesson with a member of the team online or in-person, and 5% bonus shares.

<u>Tier 3</u>

Invest $5,000+ and receive a 2 x 1-year subscription to 6pm in Paris, 2 x 1-hour private French lessons with a member of the team online or in-person, and 10% bonus shares.

<u>Tier 4</u>

Invest $10,000+ and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person and 15% bonus shares; <u>OR</u> a Lifetime subscription to 6pm in Paris, a Professional photoshoot in our studio (5 edited photos) and 15% bonus shares.

<u>Tier 5</u>

Invest $25,000+ and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), and 20% bonus shares; <u>OR</u> Lifetime subscription to 6pm in Paris, Advertisement space on our platform/in our newsletter, and 20% bonus shares.

<u>Tier 6</u>

Invest $50,000+ and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), Professional video (3 min max), and 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<p style="text-align:center"><u>The 10% StartEngine Venture Club Bonus</u></p>

6pm in Paris, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

6pm in Paris, Inc. ("6pm" or the "Company") is an entertainment platform that elevates the language and cultural learning experience. It aims to make learners fall in love with languages beyond just the words by offering high-production value on-demand videos that seamlessly integrate language lessons into entertaining content.

Business Model

Subscription-based streaming platform with additional B2B revenue opportunities through partnerships with French brands.

Company IP & CEO's Multiple Work

The Company uses certain Intellectual Property ("IP") under a non-exclusive, royalty-free license agreement from Coucou French Classes Inc. ("Coucou") to use proprietary educational content and teaching materials, as well as digital media assets. Coucou was founded by the Company's CEO, Léa Perret, who served as Coucou's CEO until 2023. Léa continues to own 45% ownership in Coucou, serves as a member of its board of directors, and provides minimal ad hoc advisory consulting services in addition to her work with the Company.

The license agreement includes course books, exercise books, and various instructional resources created and developed by Coucou. The license is worldwide, non-transferable, non-sublicensable, and royalty-free. The license term is for 7 years from January 12, 2024, with automatic annual renewal thereafter unless terminated by either party. In exchange for this license, 6pm in Paris granted Coucou 200,000 shares of Common Stock as consideration, acknowledging the Licensor's role as an incubator for the Company prior to its formal establishment. Léa

Competitors and Industry

Competitors

Our competitors are: (1) Pimsleur (2) Rosetta Stone (3) Babbel.

We believe 6pm in Paris is transforming language learning with our cinematic storytelling and cultural immersion.

Industry

The global language-learning market is projected to reach $300 billion by 2032. We estimate that the French language learning market alone is estimated at $30 billion*. This presents a significant opportunity for 6pm, especially as French is the second most studied language globally.

https://www.gminsights.com/industry-analysis/language-learning-market

*French language learning market value based on the Company's industry experience, research, and publicly available sources.

Current Stage and Roadmap

Current Stage

The Company has raised $600,000 to date and has built and tested a market-ready product with our platform's expected launch date planned for December 6, 2024. We have already begun receiving revenue from subscription customers during our platform's pre-launch phase. Now, we are currently seeking to raise $1.235 million in the near future to support our growth model.

Future Roadmap

6pm plans to gradually increase its offering and pricing as it grows. Future plans include: - Expanding to other languages beyond French. - Developing more interactive and personalized learning experiences. - Partnering with educational institutions and businesses.

The Team

Officers and Directors

Name: Lea Marie Perret

Lea Marie Perret's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Board Member & Chief Executive Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: CEO, in charge of fundraising, hiring, brand creatives and strategy. Léa typically works 50 hours per week and receives equity compensation but currently no salary compensation for work with 6pm.

Other business experience in the past three years:

- Employer: Coucou French Classes

Title: Founder and CEO
Dates of Service: January, 2013 - April, 2023
Responsibilities: Recruiting, Marketing Communications, Teacher Training, Project Management, Brand and Creatives Strategy, Curriculum Development

Other business experience in the past three years:

- Employer: Coucou French Classes
  Title: Advisor & Board Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Providing ad hoc advisory services for the company she founded and served as CEO

Name: Julien Walter Gregoire Frei

Julien Walter Gregoire Frei's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Board Member & Chief Operating Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: Overseeing the day-to-day administrative and operational functions of 6pm in Paris, ensuring efficient business operations and alignment with the strategic goals. Platform/website creation, design and management. CRM and finances management.

Other business experience in the past three years:

- Employer: Coucou French Classes
  Title: Director of Education
  Dates of Service: January, 2021 - April, 2023
  Responsibilities: In collaboration with Léa Perret, former CEO of Coucou French Classes, I developed curriculum and learning resources for our students, trained our teachers and managed teams.

Other business experience in the past three years:

- Employer: Coucou French Classes
  Title: Teacher
  Dates of Service: July, 2019 - December, 2020
  Responsibilities: I lead group and private in-person and online classes and workshops.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.235M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

6pm in Paris Inc. was formed on January 18, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. 6pm in Paris Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand

for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's Chief Executive Officer currently works for multiple businesses and does not receive a salary for her work with the Company
The Company's Chief Executive Officer (CEO), Léa Perret, also works as a consulting advisor for the Company's IP licensor, Coucou French Classes ("Coucou"), on an ad hoc basis typically requiring 5 hours of work a week. While Léa has dedicated over 50 hours a week and treated this business as a top priority during its platform's beta testing phase, the business needs of Coucou and her role as a board director of Coucou require her continued participation in that business. A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. Additionally, the current business needs of the Company prevent Léa from drawing a salary for her CEO work however, once consistent monthly revenue of at least $100,000 is achieved she intends to begin drawing an initial salary of $14,375.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lea Marie Perret	5,525,000	Common Stock	62.1%
Julien Walter Gregoire Frei	2,975,000	Common Stock	33.4%

The Company's Securities

The Company has authorized Common Stock, and SAFE 2024. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,046,609 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,200,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 200,000 shares to be issued pursuant to stock options issued.

The total amount outstanding also includes 1,300,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 2024

The security will convert into Preferred and the terms of the SAFE 2024 are outlined below:

Amount outstanding: $565,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing event

Material Rights

There are no material rights associated with SAFE 2024.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $565,000.00
  Use of proceeds: Prototyping, product development, operational expenses, brand awareness, contractor and consultant fees
  Date: June 28, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,700,000
  Use of proceeds: Founders shares
  Date: January 18, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0 compared to $48,249 in fiscal year 2023. The Company was incorporated on January 18, 2023, and had no revenue during 2022.

Gross margins

Gross margins for fiscal year 2022 were $0 due to no revenue. In fiscal year 2023, gross profit was also $48,249 due to the revenue generated by the Beta launch and the relatively high cost of delivering the service with gross margins of 100%. There was no change from the prior year 2022 as gross profit was $0.

Cost of sales

Cost of Sales for fiscal year 2022 and 2023 was $0. Cost of Sales for fiscal year 2022 and 2023 was $0, as the Company was not in business.

Expenses

Expenses for fiscal year 2022 were $0 compared to $283,574 in fiscal year 2023. Expenses for fiscal year 2022 were $0, as the Company was not yet operational. In fiscal year 2023, expenses totaled $283,574. This increase was driven by the Beta release, which required significant contract labor ($180,411), advertising and marketing ($10,109), general and administrative costs ($63,262), rent ($20,690), and depreciation expenses ($9,101).

Historical results and cash flows:

The Company is currently in the initial production / imminent launch stage and pre-recurring revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Beta release in late 2023 does not fully reflect the capabilities of the more developed product we plan to launch and was only advertised for a limited time to a limited audience. We anticipate a substantial increase in cash inflows as we transition to the public launch and begin advertising the product on a broader scale. Past cash was primarily generated through a combination of equity investments (such as our SAFE agreements) and initial revenues from the Beta version of our product. Our goal is to generate recurring revenue by launching a full version of our platform in 2024, which is expected to lead to more predictable and higher cash inflows. We believe the Company's historical cash flows are not representative of what is to be expected in the future because the Beta release only started generating revenue in November 2023, and sign ups were only open for 3 weeks. Afterward, we stopped selling the product to focus on gathering user feedback, making enhancements, and developing a new product. The public launch in late 2024 will be the first real revenue-generating event, and we expect a significant increase in both user subscriptions and cash flow as a result.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024, the Company has capital resources available in the form of $51,535.96 cash on hand. The Company does not currently have any lines of credit or shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the full product launch and scaling efforts in late 2024. While we can proceed with the launch without these funds, we will need them to scale our operations in 2025, but we project that revenue generated with our current funds will allow us to sustain our operations in 2025.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 92.5% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $20,000 for expenses related to contractor fees ($10,000), rent ($6,800), and operation costs ($3,150).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,235,000, we anticipate the Company will be able to operate [through to profitability by the end of 2025. This is based on a current monthly burn rate of $20,000 for expenses related to contractor fees ($10,000), rent ($6,800), and operation costs ($3,150).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential venture capital funding. We are not conducting any concurrent offerings at this time.

Indebtedness

- Creditor: Coucou French Classes (partially owned by Léa Perret)
  Amount Owed: $59,000.00
  Interest Rate: 0.0%
  During the period ended July 31, 2024 and year ended December 31, 2023, the Company incurred $59K and $29K, respectively, for rent expenses which include payments to Coucou French Classes, which is partially owned by Léa Perret, CEO. Payment amounts vary in accordance with usage percentage throughout the month. Additionally, rent expenses include work-from-home reimbursements that were paid directly to landlord and co-op by both the CEO and ($1,400/mo) and Julien Frei, COO ($1,376/mo)

Related Party Transactions

- Name of Entity: Coucou French Classes
  Names of 20% owners: Léa Perret
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the period ended July 31, 2024 and year ended December 31, 2023, the Company incurred $59K and $29K, respectively, for rent expenses which include payments to Coucou French Classes, which is partially owned by Léa Perret, CEO.
  Material Terms: Payment amounts vary in accordance with usage percentage throughout the month. Additionally, rent expenses include work-from-home reimbursements that were paid directly to landlord and co-op by both the CEO and ($1,400/mo) and Julien Frei, COO ($1,376/mo).

Valuation

Pre-Money Valuation: $12,036,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options and warrants with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $565,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis (10,200,000 shares) includes 8,700,000 shares issued, 1,300,000 shares to be issued pursuant to stock options, reserved but unissued, and 200,000 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.62, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Product & Development
  26.0%
  We will use 26% of the funds raised for new product development and market testing.

- Marketing
  7.0%
  We will use 7% of the funds raised for paid ads and marketing campaigns.

- Working Capital
  60.5%
  We will use 60.5% of the funds for working capital to cover expenses for the initial launch, product expansion, contractor fees, tech costs as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://6pminparis.com/ (6pminparis.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/6pminparis

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR 6pm in Paris, Inc.

[See attached]



6pm in Paris, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended July 31, 2024 and Year Ended December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: 6pm in Paris, Inc. Management

We have reviewed the accompanying financial statements of 6pm in Paris, Inc. (the Company) which comprise the statement of financial position as of July 31, 2024 and December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 6, 2024

6PM IN PARIS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of July 31, 2024	As of December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	100,093	139,363
Total Current Assets	100,093	139,363
Non-Current Assets:		
Fixed Assets, Net	66,827	54,604
Other Assets	1,375	1,375
Total Non-Current Assets	68,202	55,979
TOTAL ASSETS	168,295	195,343
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	5,337
Accrued Expenses	350	-
Total Current Liabilities	350	5,337
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	350	5,337
EQUITY		
Common Stock	870	850
Additional Paid in Capital	49,113	49,130
SAFE	565,000	375,000
Retained Earnings	(447,038)	(234,974)
TOTAL EQUITY	167,945	190,006
TOTAL LIABILITIES AND EQUITY	168,295	195,343

6PM IN PARIS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended July 31 2024	Year Ended December 31 2023
Revenues		
Sales	13,466	48,249
Gross Profit	13,466	48,249
Operating Expenses		
Advertising & Marketing	6,959	10,109
General & Administrative	42,420	63,262
Contract Labor	109,554	180,411
Rent Expense	59,482	20,690
Depreciation	7,560	9,101
Total Operating Expenses	225,975	283,574
Total Loss from Operations	(212,509)	(235,324)
Other Income (Expense)		
Other Income	445	350
Total Other Income (Expense)	445	350
Net Income (Loss)	(212,064)	(234,974)
Earnings Before Income Taxes, Depreciation, and Amortization	(204,504)	(225,873)
Net Income (Loss)	(212,064)	(234,974)

6PM IN PARIS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Inception	-	-	-		-	-
Issuance of Common Stock	8,500,000	850	-	-	-	850
Additional Paid in Capital	-	-	49,130	-	-	49,130
SAFE	-	-	-	375,000	-	375,000
Net income (loss)	-	-	-		(234,974)	(234,974)
Ending balance at 12/31/23	8,500,000	850	49,130	375,000	(234,974)	190,006
Issuance of Common Stock	200,000	20	-	-	-	20
Additional Paid in Capital	-	-	(17)	-	-	(17)
SAFE	-	-	-	190,000	-	190,000
Net income (loss)	-	-	-		(212,064)	(212,064)
Ending balance at 7/31/24	8,700,000	870	49,113	565,000	(447,038)	167,945

6PM IN PARIS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended July 31, 2024	Inception - December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(212,064)	(234,974)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	7,560	9,101
Accounts Payable	(5,337)	5,337
Accrued Expenses	350	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,573	14,438
Net Cash provided by (used in) Operating Activities	(209,491)	(220,536)
INVESTING ACTIVITIES	-	-
Fixed Assets	(19,783)	(63,705)
Other Long Term Assets	-	(1,375)
Net Cash provided by (used in) Investing Activities	(19,783)	(65,080)
FINANCING ACTIVITIES		
Common Stock	20	850
Additional Paid in Capital	(17)	49,130
SAFE	190,000	375,000
Net Cash provided by (used in) Financing Activities	190,003	424,980
Cash at the beginning of period	139,363	-
Net Cash increase (decrease) for period	(39,270)	139,363
Cash at end of period	100,093	139,363

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

6pm in Paris, Inc ("the Company") was formed in Delaware on January 18, 2023. The Company plans to earn revenue using an Subscriptoin Video on Demand (SVOD) platform (web and app based) offering video content to learn French. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company is also considering B2B revenue opportunities as well as brand partnerships in the future.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has only recently commenced principal operations and realized losses since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and July 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $100,093 and $139,363 in cash as of July 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for July 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	July 31, 2024	December 31, 2023
Long-term office equipment	7	$28,470.23	$14,112.17
Tools, machinery, and equipment	7	$49,592.93	$49,592.93
Electronics	3	$5,424.75	-
Less Accumulated Depreciation		(16,661)	(9,101)
Totals		66,827	54,604

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling an E-learning subscription service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be three to twelve months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company had no advanced payments received as of July 31, 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional fees, office expenses, utilities, insurance, and other miscellaneous business expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair

value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, Inception	-	-	$ -
Granted	200,000	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, December 31, 2023	200,000	-	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, July 31, 2024	200,000	-	$ -
Options exercisable, July 31, 2024	58,333	-	$ -

Nonvested options, Inception	Nonvested Options	Weighted Average Fair Value
Granted	200,000	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2023	200,000	-
Granted	-	-
Vested	(58,333)	-
Forfeited	-	-
Nonvested options, July 31, 2024	141,667	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States.   The Company had net operating loss carryover of $233,491 as of December 31, 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period ended July 31, 2024 and year ended December 31, 2023, the Company incurred $59K and $29K, respectively, for rent expenses which include payments to Coucou French Classes, which is partially owned by Léa Perret, CEO.   Payment amounts vary in accordance with usage percentage throughout the month. Additionally, rent expenses include work-from-home reimbursements that were paid directly to landlord and co-op by both the CEO and ($1,400/mo) and Julien Frei, COO ($1,376/mo).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no loans or long-term liabilities.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 common shares with a par value of $0.0001 per share. The Company had 8,500,000 shares issued and outstanding as of December 31, 2023, and 8,700,000 as of July 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

SAFE: Simple Agreement for Future Equity. The Company entered into multiple SAFE agreements during 2023, and 2024. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The agreements are either subject to a post-money valuation cap of $10M and a discount rate of 80% or no valuation cap and discount rate of 80%.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to July 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Add to Watchlist | Log In

GET A PIECE OF 6PM IN PARIS

Your Cinematic Language Adventure

6pm in Paris is an innovative language learning company blending cinematic storytelling with immersive French lessons. Currently in private beta with 500 customers and 2K waitlisters, and with $565K in SAFE previously raised, we are planning for a December 2024 official ...

Show more

[Get Equity]

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

[Get Equity
$1.18 Per Share]

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$298.53	$12.04M

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

 Unique Approach: You're investing in the outlier. We defy the AI trend with a bold, cinematic, human-centered experience. Immersing learners in real French culture, we deliver what automation can't—true connection.

 Proven Foundation: Building on the success of her prior company Coucou, founded by our CEO in 2013, 6pm in Paris is set to scale and leverage its dedicated community, learner insights, teaching expertise, and curriculum for growth.

 Ready for Launch: We've spent a year developing our product, creating content, and testing the market, with proven market fit and rave reviews. Now, your investment will help us make it known to the world.

6PM IN PARIS'S LANGUAGE LEARNING PLATFORM IS CURRENTLY IN PRIVATE BETA WITH ITS PUBLIC RELEASE PLANNED FOR DECEMBER 6, 2024.

TEAM



Léa Perret • CEO & Board Member

Léa Perret is a seasoned entrepreneur with 14+ years in the language industry. Founder of Coucou French Classes and Little Paris NYC, she excels in creating innovative, lifestyle-focused educational experiences....

Read More





Julien Frei • COO & Board Member

Julien Frei leverages his expertise as the former Director of Education at Coucou, blending operational excellence with deep linguistic insights. Multilingual and results-driven, he brings a data-savvy approach and a unique perspective from his career as ...

Read More





Eléonore Martin • Head of Production

Eleonore Martin has 15 years as a Director of Digital Media, crafting numerous language-learning tools. Known for her exceptional organizational skills, she ensures smooth operations and high-quality production standards.



Show More

Your Cinematic Language Adventure



6pm in Paris's language learning platform is currently in private beta with its public release planned for December 6, 2024.

6pm in Paris offers a completely new way to learn French, through a unique blend of cinema, storytelling, and cultural immersion. Our streaming platform and lessons transport learners to a Parisian lifestyle where French becomes part of their everyday life. Led by a team with years of experience in education, media, and technology, we're redefining and elevating language learning learning as a pleasurable, immersive experience. With a growing subscriber base, 6pm in Paris is ready to expand and capture more learners eager for a refreshing approach.

Inspired by founder Léa Perret's vision for a new kind of education, we've created 6pm in Paris to bring the magic of what she created with Coucou French Classes (a renowned center for French culture and language in NYC and LA) to a wider audience. 6pm in Paris blends lifestyle & learning, making French accessible and engaging for everyone, everywhere. Our team of language experts and creatives believe learning should be as captivating as watching your favorite film.



Integrate French in your lifestyle

Learn at your own pace in your own space.



Effortlessly learn and memorize

Ensures every word is etched in your memory.



Enjoy learning like never before

Turns education into entertainment for a stress-free experience.

THE OPPORTUNITY

Don't Just Learn French. Feel It.



01:10

6pm in Paris's language learning platform is currently in private beta with its public release planned for December 6, 2024.

Learn French in a way that's as vibrant and exciting as Paris itself.

People don't learn French for the sake of learning a language, but because they want to create a bond with French people and culture. 6pm in Paris encourages learners to embrace a lifestyle– cultivating a love for France, transforming the learning process into an adventure.

6pm in Paris was designed specifically for those eager for a fresh approach to language learning. Unlike traditional language learning platforms, our personalized approach goes beyond rote memorization, offering a more meaningful and enjoyable learning journey.

Our approach is grounded in memory science, connecting vocabulary to emotionally resonant moments that boost recall and retention, making learning not only effective but long-lasting.[1]

Our Products



Master Classes

Short episodes covering all the grammar topics needed to master French

Grammar & Vocab Series

The Present Tense

6pm IN PARIS

1. Full library of classes taught in English by language experts



Brand Partnership

Licensed Short Films

Companion Videos

Studio Shows

On-Location Shows

CHANEL

6:00

Yoga in French

L'ART DE LA FRENCH PRESS

2. A wide variety of original and licensed shows

Features


Premium Subtitles
Dual French/English subtitles with enhanced accuracy for a better learning experience.


Adjustable Playback Speed
Control video speed to improve comprehension at your own pace.


Interactive Transcripts
Easily navigate videos with downloadable, clickable transcripts.


Multi-Device Access
Watch on the web, mobile, and soon on TV.

The current landscape of language learning applications is dominated by sterile, formulaic experiences. We offer a world apart from the mundane by fostering emotional connections through compelling narratives and beautifully shot films, original shows, captivating masterclasses, and licensed short films weave a tapestry of learning, transforming language acquisition into an indulgence.

THE MARKET & OUR TRACTION
French Language Learning, Reimagined

The global language market is valued at $216 billion and is projected to reach $300 billion by 2032[1], driven by globalization and the growing need for multilingualism. French is the second most learned languages worldwide, following English, with strong demand in education and business. The online segment of French language learning is expanding, fueled by e-learning platforms and mobile-first solutions. Through our internal research, we've identified 14 million people in the U.S. alone who want to

learn French. We are addressing this market through digital learning, a growing sector now valued at $17 billion.[2,3]


A Rapidly Expanding Market
Initial Focus
French learners in the United States*
14M People
$2B Market
Global Expansion
French learners worldwide
132M People
$30B Market*
Future Growth
Global language market
$300B
Projected market size by 2032
*Based on internal research

French language learning market value based on the Company's industry experience, research, and publicly available sources.

Source: European Ministry of Foreign Affairs, GM Insights

6pm in Paris taps into this growing market by offering a product that prioritizes enjoyment and cultural immersion. While we start with French, our vision extends beyond—to bring this unique, immersive experience to other languages in the future. French is just the beginning.



Strong Early Traction

Collaboration with

L'Agence du court métrage

Successfully produced

60 episodes of our original talk show, "After Shorts," in just three months

We've raised

$565K in SAFE so far

(20% discount - 10M val. cap)

Our private beta has attracted

500 paying customers with rave reviews

Successful paid ads campaign

Acquired over 2,000 waitlisters at a low $2 cost per lead

Generated over

$60K in revenue in just 6 weeks

Our partnership with

Chapter Four, a renowned post-production company, ensures the highest quality in our content creation

We've seen strong early traction with a dedicated base of users who resonate with our innovative approach. Our private beta has garnered rave reviews from **500 top-tier paying customers, generating $60,000+ in revenue in only six weeks**, demonstrating strong demand for our services.

WHY INVEST

Invest in 6pm in Paris

6pm in Paris is revolutionizing language learning with our innovative platform. By investing in us, you're fueling a movement to make learning French enjoyable and accessible for a modern audience.

Invest in
6pm IN–PARIS

Help us redefine language learning through a compelling, immersive cultural experience.

See why language enthusiasts are loving 6pm in Paris. Here's what they have to say:

They love

6pm IN–PARIS

> I'm LOVING the platform! Such a brilliant idea to bring your creatives together to build unique programming!
>
> Adrienne S.

> I love these videos and this platform. I look forward to new videos being released like it's Christmas morning!
>
> Irene W.

> Really great! It's beautiful, fresh, exciting and informative. I learned a lot and it motivates me to learn! Perfect!
>
> Larry C.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

ABOUT

HEADQUARTERS
241 Centre Street
New York, NY 10013

WEBSITE
View Site ⬈

6pm in Paris is an innovative language learning company blending cinematic storytelling with immersive French lessons. Currently in private beta with 500 customers and 2K waitlisters, and with $565K in SAFE previously raised, we are planning for a December 2024 official launch.

TERMS
6pm In Paris

Overview

PRICE PER SHARE
$1.18

VALUATION
$12.04M

DEADLINE
Jan. 21, 2025 at 7:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$298.53

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.62

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,711

MAX NUMBER OF SHARES OFFERED
1,046,609

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 1 year subscription to 6pm in Paris, 1 one-hour private French lesson with a member of the team online or in-person, and 7% bonus shares

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive a 2 x 1-year subscription to 6pm in Paris, 2 x 1-hour private French lessons with a member of the team online or in-person, and 15% bonus shares.

Early Bird 3

Invest $10,000 within the first 2 weeks and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, and 20% bonus shares; OR Lifetime subscription to 6pm in Paris, Professional photoshoot in our studio (5 edited photos) and 20% bonus shares.

Early Bird 4

Invest 25,000 within the first 2 weeks and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), and 25% bonus shares; OR Lifetime subscription to 6pm in Paris, Advertisement space on our platform/in our newsletter, and 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), a Professional video (3 min max), and 30% bonus shares.

Amount Based

Tier 1

Invest $500+ and receive 50% off 1 year subscription to 6pm in Paris.

Tier 2

Invest $1,000+ and receive 1 1-year subscription to 6pm in Paris, 1 1-hour private French lesson with a member of the team online or in-person, and 5% bonus shares.

Tier 3

Invest $5,000+ and receive a 2 x 1-year subscription to 6pm in Paris, 2 x 1-hour private French lessons with a member of the team online or in-person, and 10% bonus shares.

Tier 4

Invest $10,000+ and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person and 15% bonus shares; OR a Lifetime subscription to 6pm in Paris, a Professional photoshoot in our studio (5 edited photos) and 15% bonus shares.

Tier 5

Invest $25,000+ and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), and 20% bonus shares; OR Lifetime subscription to 6pm in Paris, Advertisement space on our platform/in our newsletter, and 20% bonus shares.

Tier 6

Invest $50,000+ and receive a Lifetime subscription to 6pm in Paris, 5 x 1-hour private French lessons pack with a member of the team online or in-person, a Professional photoshoot in our studio (5 edited photos), Professional video (3 min max), and 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot

receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

6pm in Paris, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs





Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1

Bonjour, we're the founders of 6PM in Paris. I'm Léa, CEO.

And I'm Julien, COO. I'm a former dancer and a linguist.

And I'm a mom, a poker player, and a third-time entrepreneur.

Together, we've created a premium streaming platform elevating the language and cultural learning experience, starting with French, by combining education and entertainment.

Julien and I have been working together for five years at CouCou, a French language and cultural center that I founded in 2013.

Together at CouCou, we've developed many products that enhance our students' experience.

It's in that context that we decided to create what is now 6 PM in Paris.

Both being former language teachers, we've seen thousands of students trying to find better ways to learn and better ways to immerse themselves.

We've surveyed those students, and what emerged is that they need more engaging content to practice in order to better understand native speakers and retain grammar and vocabulary, while also being able to fit it all in their schedules.

Let's be honest, current online learning methods available out there just don't provide that. They're overly academic and dry. They lack cultural immersion, and they're hard to integrate into people's routine.

After all, learning a language is and should be a human experience.

With 6:00 PM, we're going against the grain of everything that is on the market in the language space, and we're bringing a new dimension to it. Emotionally resonant content and personable instructors to accelerate passive memorization and learning. We know people love the convenience of streaming for daily activities, as demonstrated by Masterclass, Peloton, and the many entertainment streaming platforms available today.

Actually, the idea of 6:00 PM in Paris came to me when I started using Peloton at home. I was really motivated by the charismatic coaches and the high production value.

If you think of it, learning a language is very similar to exercising. Staying in shape isn't something you achieve within three weeks. Yes, I'm talking about those apps that promise unachievable results in no time. Regularity and consistency are key, and that's what 6PM in Paris can bring through combination of language education and entertainment. The only way to be successful is to fall in love with the process.

On 6:00 PM in Paris, you will find a complete library of original and licensed shows. This includes master classes that provide everything you need to learn the language, as well as a variety of scripted and non-scripted shows created by professional screenwriters and language experts, catering to learners of all levels, 6 PM in Paris allows learners to finally understand and enjoy high-quality entertainment in French.

Now, while the vision with 6 PM can be applied to other languages, we're entering the market with French.

Well, of course, it's the sexiest language.

Right, Léa. But not only. French is the second most studied language globally. France, being the most visited country in the world, attracts francophiles who often invest significant time and money to learn the language. Speaking French is seen as aspirational rather than just practical.

But now back to French. We believe we're extremely well positioned on the market, thanks to CouCou, my second company, which we think gives us a clear competitive advantage. Building off of 10 plus years experience, we have access to an audience of 90,000 French learners and francophiles, and this is when you come in. We're looking for the right investors to be part of our journey. These funds will allow us to launch with one of our most popular type of content, 70 modules of licensed French short films combined with original companion videos targeting intermediate to advanced learners first.

And in 2025, we'll develop our entire library of master classes consisting of 170 videos, providing a more comprehensive learning experience to our customers. But of course, there's more to the story.

We have a production roadmap, go-to-market strategy, and detailed financial projections available for you. All you need to do is ask.

Video #2

Pictures this. You're in your living room, sipping on a glass of wine, and suddenly, you're transported to the heart of Paris. You're not just watching a TV show, you're learning French, immersing yourself in the language and the culture like never before. And that's the magic of 6 PM in Paris, the premium streaming platform that's changing the way people learn languages. Let us take you to the City of Lights and discover a world where education, arts, and entertainment collide in a truly unforgettable experience..

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.